SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Oruka Therapeutics, Inc.
(formerly known as ARCA biopharma, Inc.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

687604108
(CUSIP Number)

Robert Atchinson
Adage Capital Partners GP, L.L.C.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
(617) 867-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

**
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** As a result of dilution, the Reporting Persons no longer beneficially own more than 5% of the Issuer's shares of Common Stock and the Reporting Persons are voluntarily exiting the reporting system.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687604108	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 175,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 175,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 687604108	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 175,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 175,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 687604108	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 175,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 175,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 687604108	SCHEDULE 13D/A	Page 5 of 10 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 5, 2024 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 amends the Original Schedule 13D as set forth below. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.001 par value per share (the "Common Stock"), of Oruka Therapeutics, Inc. (formerly known as ARCA biopharma, Inc.), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 10170 Church Ranch Way, Suite 100, Westminster, CO 80021.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Adage Capital Management, L.P., a Delaware limited partnership (“ACM”), as the investment manager of Adage Capital Partners, L.P., a Delaware limited partnership (“ACP”), with respect to the shares of Common Stock directly held by ACP;

(ii)	Robert Atchinson (“Mr. Atchinson”), as (i) managing member of Adage Capital Advisors, L.L.C., a Delaware limited liability company (“ACA”), managing member of Adage Capital Partners GP, L.L.C., a Delaware limited liability company (“ACPGP”), general partner of ACP and (ii) managing member of Adage Capital Partners LLC, a Delaware limited liability company (“ACPLLC”), general partner of ACM, with respect to the shares of Common Stock directly held by ACP; and

(iii)	Phillip Gross (“Mr. Gross”), as (i) managing member of ACA, managing member of ACPGP and (ii) managing member of ACPLLC, general partner of ACM, with respect to the shares of Common Stock directly held by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

CUSIP No. 687604108	SCHEDULE 13D/A	Page 6 of 10 Pages

(b)	The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(c)	The principal business of ACM is to serve as investment manager to ACP. The principal business of each of Messrs. Atchinson and Gross is the management of investments in securities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

ACM consented to an Order Instituting Cease-And-Desist Proceedings ("Order") by the SEC. The Order was issued on September 25, 2024. In the Order, the SEC found violations (i.e., late filings) of Sections 13(d) and 16(a) of the Act and Rules 13d-1 and 16a-3 promulgated thereunder in 2020 and 2021 with respect to two separate issuers of securities held by ACP. Without admitting or denying any wrongdoing, ACM agreed to cease and desist from committing or causing any violations or future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1 and 16a-3 thereunder, and paid a civil money penalty in the amount of $200,000. The Order notes that there is no state of mind requirement for violations of Section 16(a) and 13(d) of the Act and the rules thereunder and that the failure to timely file a required report, even if inadvertent, constitutes a violation. The Order further notes that, in determining to accept the offer, the SEC considered certain remedial acts undertaken by ACM and cooperation afforded to SEC staff. ACM has since implemented additional policies and procedures to protect against future inadvertent Section 13 and Section 16 violations. Except as described above, during the last five years no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule A attached to the Original Schedule 13D sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	ACM is a Delaware limited partnership. Messrs. Atchinson and Gross are citizens of the United States.

CUSIP No. 687604108	SCHEDULE 13D/A	Page 7 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the 175,000 shares of Common Stock to which this Schedule 13D relates were derived from working capital of ACP made in the ordinary course of business. A total of approximately $5,791,490 was paid to acquire the 175,000 shares of Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) & (b)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 34,998,550 shares of Common Stock outstanding following the closing of the Private Placement (as defined in Item 5(c)), as reported in Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2024.
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

The number of shares of Comon Stock in this 13D give effect to the reverse stock split of 1-for-12 effected on September 3, 2024.

(c)	On September 11, 2024, ACP entered into a Securities Purchase Agreement (the “Purchase Agreement”) for a private placement (the “Private Placement”) with the Issuer, which closed on September 13, 2024, pursuant to which ACP purchased 75,000 shares (the “Common Shares”) of Common Stock, at a price per share of $23.00 and. Other than as described in this Item 5(c), the Reporting Persons did not enter into any transactions in the shares of Common Stock during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	August 29, 2024.

CUSIP No. 687604108	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented by the addition of the following:

Pursuant to the Purchase Agreement, ACP also purchased 25 shares (the “Preferred Shares”) of the Issuer’s Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a price per share of $23,000.00. Each Preferred Share is convertible into 1,000 shares of Common Stock. Subject to the terms and limitations contained in the Certificate of Designation of Preferences, Rights and Limitations of the Series A Preferred Stock (the “Certificate of Designation”), the Series A Preferred Stock issued in the Private Placement will not become convertible until the Issuer’s stockholders approve the conversion of the Series A Preferred Stock into shares of Common Stock in accordance with the listing rules of the Nasdaq Stock Market (the “Stockholder Approval”). Following the Stockholder Approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to certain limitations, including that shares of Series A Preferred Stock shall not be convertible if the conversion would result in a holder, together with its affiliates, beneficially owning more than 9.99% of the Common Stock as of the applicable conversion date, which may be increased at the holders’ option (not to exceed 19.99%), effective in accordance with the terms of the Certificate of Designation. Pursuant to the Purchase Agreement, the Issuer is required to use its best efforts to hold a special meeting of its stockholders to obtain the Stockholder Approval (as defined below) no later than December 31, 2024.

On September 13, 2024, ACP also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer, which provides that the Issuer will register the resale of the Common Shares, the shares of Common Stock issuable upon conversion of the Preferred Shares, and the shares of Common Stock issuable upon exercise of pre-funded warrants issued and sold by the issuer to other purchasers in the Private Placement. The Issuer is required to prepare and file a registration statement with the SEC no later than November 15, 2024, and to use its commercially reasonable efforts to have the registration statement declared effective within 90 days thereafter, subject to certain exceptions.

The foregoing summaries of the Certificate of Designation, the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entireties by reference to the Certificate of Designation, the Purchase Agreement and the form of Registration Rights Agreement, copies of which are filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 13, 2024, Exhibit 99.2 and and Exhibit 99.3 to this Schedule 13D, respectively, and are incorporated by reference herein.

CUSIP No. 687604108	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented by the addition of the following:

Exhibit 99.2:	Securities Purchase Agreement, dated September 11, 2024, by and between the Issuer and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report filed with the SEC on September 13, 2024).

Exhibit 99.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report filed with the SEC on September 13, 2024)

CUSIP No. 687604108	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 22, 2024

ADAGE CAPITAL MANAGEMENT, L.P.
By: Adage Capital Partners LLC,
its general partner

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

/s/ Phillip Gross
PHILLIP GROSS, individually